UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of June 22, 2005 - December 31, 2005

Commission File Number: 000-51570

SUTCLIFFE RESOURCES LTD.
(Translation of registrant's name into English)

420-625 Howe Street, Vancouver
British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated December 30, 2005

99.2	News Release dated December 22, 2005

99.3	News Release dated December 12, 2005

99.4	Notice of Meeting of Shareholders by Computershare Trust Company of Canada dated December 8, 2005

99.5	Interim Financials Statements for the Quarter ended September 30, 2005

99.6	Form 52-109FT2 - Certification of Interim Filings - CEO

99.7	Form 52-109FT2 - Certification of Interim Filings - CFO

99.8	Management's Discussion and Analysis for the Quarter ended September 30, 2005

99.9	News Release dated September 30, 2005

99.10	News Release dated September 19, 2005

99.11	News Release dated September 16, 2005

99.12	Interim Financial Statements for the Quarter ended June 30, 2005

99.13	Management's Discussion and Analysis for the Quarter ended June 30, 2005

99.14	Form 52-109FT2 - Certification of Interim Filings During Transition Period - CEO

99.15	Form 52-109FT2 - Certification of Interim Filings During Transition Period - CFO

99.16	News Release dated August 29, 2005

99.17	News Release dated July 11, 2005

99.18	News Release dated July 11, 2005

99.19	Material Change dated June 22, 2005

99.20	News Release dated June 22, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sutcliffe Resources Ltd.
(Registrant)

Date: February 17, 2006	By:	/s/ Laurence Stephenson
Laurence Stephenson

	Title:	Chairman, President & CEO